Greenfield Farms Food, Inc.
319 Clematis Street – Suite 400
West Palm Beach, Florida 33401
(561) 514-9042

August 15, 2013

Justin Dobbie
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re: Greenfield Farms Food, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 16, 2013
File No. 000-54364

Dear Mr. Dobbie:

Thank you for your comment letter dated August 1, 2013. Staff's comment and our response thereto follow:

“The Reverse Split, page 2

1. We note that it appears that the reverse stock split is intended, in part, to facilitate your acquisition of Carmela’s Pizzeria. Please revise the preliminary information statement to include the information required by Item 14 of Schedule 14A with regard to this acquisition or provide us with your analysis as to why you believe you are not required to provide this information. Refer to Note A of Schedule 14A, which applies to you through Item 1 of Schedule 14C.”

We have updated the company's Schedule 14C to amplify and describe the material driving considerations for the corporate actions proposed.

As generally noted in conversations with Donald E. Field of the Commission's staff and more particularly described in the amended Schedule 14C filed along with this letter, the company is obligated at all times under covenants with lenders "to maintain sufficient authorized share reserves for future issuances in amounts equal to five (5) times the number of shares that are actually issuable upon full conversion of the notes." We have set forth names and other pertinent information regarding these lenders and the terms of the loans and have explained that "(c)urrently we have 950,000,000 shares of common stock authorized and 949,839,719 issued and outstanding leaving virtually no shares available for issuance to these convertible note holders." Moreover, and independent of the foregoing, the company is also obligated to have authorized shares of common stock available in the event and upon conversion of existing Series A and Series B preferred stock (which can amount to well over an additional 949,000,000 shares). Please see "Security Ownership Of Certain Beneficial Owners And Management" for a further description of these shares issuable on conversion of the Series A and Series B preferred stock.

August 15, 2013

As currently structured the proposed acquisition of Carmela's Pizzeria envisions delivery of the company's preferred stock and warrants and since convertibility is at the option of the holders with no assurance of when any conversion of either the preferred stock or warrants will take place it is not a material impetus for the current action when weighed against the far more pressing grounds of lender default and corporate flexibility in hastening conversion of preferred shares. In short the company does not require the current action to "facilitate [our] acquisition of Carmela's Pizzeria" for the reasons noted and accordingly further believes that we are not required to provide information requested in Item 14 of Schedule 14A.

In responding to your comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Greenfield Farms Food, Inc.

By: /s/ Henry Fong
Henry Fong, President